SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about a fine imposed to Telcel by the IFT”

Mexico City, June 17, 2025. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX], informs that its subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), was notified of a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) regarding an investigation, initiated upon a competitor’s complaint in 2021, for the alleged commission of relative monopolistic practices in the distribution and commercialization of SIM cards through convenience store chains in the Mexican market. The resolution imposes to Telcel a MXN$1,782.6 million fine.

Telcel denies having committed the practice referred to in the resolution. Telcel considers it is an arbitrary and disproportionate fine based on competitor’s allegations and in a biased investigation, lacking evidence, carried out by the IFT’s Investigation Authority (Autoridad Investigadora).

Telcel will challenge, through all available legal means, the abusive investigation process and this arbitrary fine.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 17, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact